

May 21, 2015

Via E-mail
Mr. Joe Kiani
Chief Executive Officer
Masimo Corporation
52 Discovery
Irvine, CA 92618

      Re: **Masimo Corporation**
               Form 10-K for the Fiscal Year Ended January 3, 2015
               Filed February 17, 2015
               Form 8-K dated May 6, 2015
               Filed May 6, 2015
               File No. 001-33642

Dear Mr. Kiani:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K Fiscal Year Ended January 3, 2015

Note 2. Summary of Significant Accounting Policies, page F-8

1.   We note your disclosure relating to litigation costs and contingencies in Note 15 and in MD&A on page 71. Please revise future filings to include your accounting policy for loss contingencies in the notes to the audited financial statements. Refer to FASB ASC 235-10-50-1.

Note 15. Commitments and Contingencies, page F-28

2.   We note that in discussing many of the litigation matters on pages F-30 through F-32 you disclose that you "believe [you] have good and substantial defenses…but there is no

guarantee that [you] will prevail." In future filings, in addition to disclosing the nature of the contingency, please revise the note to provide all the disclosures required by ASC 450-20-50. As applicable, disclose the estimate of possible loss, or range of loss or include a statement that such an estimate cannot be made. Further, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may be incurred, revise to either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made.

Note 16. Segment Information and Enterprise Reporting, page F-32

3.   We note your disclosure in this note that your assets are primarily located in the United States but also note the discussion of properties in Item 2 on page 49. Please revise future filings to provide the disclosures required by FASB ASC 280-10-50-41(b). In this regard, you should separately quantify the long-lived assets in your country of domicile (United States) and all foreign countries. See also ASC 280-10-55-23.

Form 8-K dated May 6, 2015

Exhibit 99.1

4.   We note your reconciliation of GAAP to non-GAAP Condensed Consolidated Statements of Income. Please tell us how you considered the guidance set forth in Question 102.10 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, which indicates that it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non-GAAP financial measures to the most directly comparable GAAP financial measures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins at (202) 551-3639 or Eric Atallah, Senior Accountant, at (202) 551-3663 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant